

13030620

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2013
DIVISION OF TRADING & MARKETS

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-65833 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Avisen Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3620 American River Drive, Suite 145
(No. and Street)

Sacramento (City) California (State) 95864 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

A. Wayne Robello (916) 480-2747
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank, Suite 606, (Address) Tarzana (City) California (State) 91356 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, A. Wayne Robello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Avisen Securities, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature — A. Wayne Robello

President

Title

PLEASE SEE ATTACHED CALIFORNIA JURAT

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Jurat

State of California

County of Sacramento

Subscribed and sworn to (or affirmed) before me on this 7 day of January,

2013 by Alan Wayne Robello Jr,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Emily Groves
Signature

(Notary seal)


EMILY GROVES
COMM. # 1887014
NOTARY PUBLIC - CALIFORNIA
SACRAMENTO COUNTY
COMM. EXPIRES APRIL 24, 2014

## OPTIONAL INFORMATION

**DESCRIPTION OF THE ATTACHED DOCUMENT**

Annual Audited Report
(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages 1 Document Date 1/7/13

(Additional information)

**INSTRUCTIONS FOR COMPLETING THIS FORM**

*The wording of all Jurats completed in California after January 1, 2008 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one which does contain proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.*

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - ❖ Additional information is not required but could help to ensure this jurat is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document

**BRIAN W. ANSON**
*Certified Public Accountant*
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

**Report of Independent Registered Public Accountant**

Board of Directors
Avisen Securities, Inc.
Sacramento, California

I have audited the accompanying statement of financial condition of Avisen Securities, Inc. as of December 31, 2012 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to financial statements.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also included evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that the audit evident I have obtained is sufficient and appropriate to provide a basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Avisen Securities, Inc. as of December 31, 2012 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained on Schedules I-IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived form and relates directly to the underlying accounting and other records used to prepare t financials statements. The information in Schedules I-IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in Schedules I-IV is fairly stated in all material respects in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 13, 2013

# AVISEN SECURITIES, INC.

Statement of Financial Condition
December 31, 2012

## ASSETS

| | | |
|---|---|---|
| Cash | $ | 4,639 |
| Accounts receivable | | 242,298 |
| Property and equipment | | |
| net of accumulated depreciation of $ 72,254 (Note 3) | | 78,257 |
| Other assets | | 589,988 |
| Total assets | $ | 915,182 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

| | | |
|---|---|---|
| Accounts payable | $ | 17,534 |
| Commissions payable | | 20,559 |
| Total liabilities | | 38,093 |

STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| Preferred stock (Cumultive dividends $184,089, per share $5.34) | | 517,500 |
| Common stock | | 1,291,002 |
| Additional paid in capital | | 113,000 |
| Retained deficit | | (1,044,413) |
| Total stockholders' equity | | 877,089 |
| Total liabilities and stockholders' equity | $ | 915,182 |

AVISEN SECURITIES, INC.

Statement of Income
For the year ended December 31, 2012

| | |
|---|---|
| REVENUES: | |
| Bonds | $ 112,936 |
| Commissions | 1,653,642 |
| Interest income | 6,004 |
| Other income | 110,115 |
| Total income | 1,882,697 |
| EXPENSES: | |
| Depreciation | 9,600 |
| Clearing charges | 90,772 |
| Commissions | 889,419 |
| Communications | 12,998 |
| Employee compensation and benefits | 496,507 |
| Occupancy | 47,312 |
| Professional fees | 59,812 |
| Operating expenses | 209,085 |
| Total expenses | 1,815,505 |
| NET INCOME BEFORE INCOME TAXES | 67,192 |
| INCOME TAX PROVISION (Note 5) | |
| Income tax expense | 800 |
| NET INCOME | $ 66,392 |

The accompanying notes are an integral part of these financial statements

# AVISEN SECURITIES, INC.

## Statement of Changes in Stockholders' Equity
For the year ended December 31, 2012

| | Prefered Stock | Common Stock | Additional Paid-In Capital | Retained Deficit | Total Stockholders' Equity |
|---|---|---|---|---|---|
| Beginning balance January 1, 2012 | $ 517,500 | $ 1,291,002 | $ 113,000 | $ (1,110,805) | $ 810,697 |
| Net income | | | | 66,392 | 66,392 |
| Ending balance December 31, 2012 | $ 517,500 | $ 1,291,002 | $ 113,000 | $ (1,044,413) | $ 877,089 |

The accompanying notes are an integral part of these financial statements.

AVISEN SECURITIES, INC.

Statement of Cash Flows
For the year ended December 31, 2012

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net income | $ | 66,392 |
| Adjustments to reconcile net income to net cash privided by operating activities: | | |
| Depreciation | | 9,600 |
| (Increase) decrease in: | | |
| Accounts receivable | | (68,118) |
| Other assets | | (16,414) |
| Increase (decrease) in | | |
| Accounts payable | | 16,231 |
| Commissions payable | | (4,242) |
| Total adjustments | | (62,943) |
| Net cash provided by operating actitivies | | 3,449 |
| Increase in cash | | 3,449 |
| Cash at beginning of year | | 1,190 |
| Cash at end of year | $ | 4,639 |
| Cash paid during the year for: | | |
| Interest | $ | - |
| Income taxes | $ | 800 |

The accompanying notes are an integral part of these financial statements.

## Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### GENERAL

Avisen Securities, Inc. (the "Company").was formed in 2002 under the laws of California, as a "C" corporation.

The firm received its independent broker dealer registration on August 20, 2003 and is currently registered in twenty four (24) states as well as with The Financial Industry Regulatory Authority (FINRA), Securities and Exchange Commission (SEC), The Commodity Future Trading Commission, National Futures Association, and the Municipal Security Rulemaking Board (MSRB) and SIPC.

The Company conducts business as an introducing broker dealer. The Company deals on an agency basis in the trading of exempt and non-exempt government securities and accepts trades in equities, corporate fixed income and municipal issues. Trades are cleared on a fully disclosed basis through Pershing.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

### SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

Trades are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Property and equipment purchases over $500 individually are capitalized. Depreciation is calculated using straight line method aver a useful life of five (5) and seven (7) years.

Cash equivalents include highly liquid investments purchased with an original maturity of three months or less. The Company maintains its cash in blank deposit accounts, which at times may exceed uninsured limits. The Company has not experienced any losses in such accounts.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities owned are valued at market. The resulting differences between cost and market are included in income.

The Company and its stockholders have elected "C" company status under the federal and state tax laws.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

COMPREHENSIVE INCOME

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2012.

CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counters-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is Company's policy to review, as necessary, the credit standing of each counter party.

Management estimates that 80% of the revenues were generated in the State of California and 20% in the State of Nevada.

Note 2: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but by December 31, 2012 the Company's net capital of $12,214 exceeded the minimum net capital requirement by $7,214 and, the Company's ratio of aggregate indebtedness ($38,093) to net capital was 3.12 to 1, which is less than 15:1 ceiling required.

Note 3: FIXED ASSETS

At December 31, 2012 fixed assets consist of the following:

| | | |
|---|---|---|
| Property & Equipment | $ | 150,511 |
| Less: Accumulated depreciation | | (72,254) |
| | $ | 78,257 |

Note 4: LEASE OBLIGATIONS

The Company leases office space in Reno, Nevada for a period of sixty months beginning August 1, 2011. Future minimum lease payments are as follows:

| Year | Amount |
|---|---|
| 2013 | 38,054 |
| 2014 | 39,197 |
| 2015 | 40,376 |
| 2016 | 23,961 |

Note 5: INCOME TAXES

The component of the income tax benefit for the year ended December 31, 2012 is as follows:

| | | |
|---|---|---|
| Tax benefit at December 31, 2012 | $ | (562,595) |

The Company's effective tax rate differs from the federal statutory rate due primarily to state taxes and nondeductible expenses. At December 31, 2012 deferred tax assets and liabilities were not significant.

The net Federal tax receivable of $562,595 is included in other assets.

The $800 income tax provision is for the State of California annual minimum tax.

Note 6: GOING CONCERN

The firm is a development stage company and has not earned enough revenue to support its direct expenses. The viability of the firm is a function of the shareholder's capital and future capital contributions, as well as its ability to meet a projected business plan.

# AVISEN SECURITIES, INC.

## Statement of Net Capital
## Schedule I
## December 31, 2012

| | Focus 12/31/2012 | Audit 12/31/2012 | Change |
|---|---|---|---|
| Stockholders' equity, December 31, 2012 | $ 877,089 | $ 877,089 | $ - |
| Subtract - Non allowable assets: | | | |
| Accounts receivable | 196,390 | 196,390 | - |
| Fixed assets | 78,257 | 78,257 | - |
| Other assets | 589,988 | 589,988 | - |
| Tentative net capital | 12,454 | 12,454 | - |
| Haircuts: | 240 | 240 | - |
| NET CAPITAL | 12,214 | 12,214 | - |
| Minimum net capital | (5,000) | (5,000) | |
| Excess net capital | 7,214 | 7,214 | - |
| Aggregate indebtedness | | | |
| Accounts payable | 38,093 | 38,093 | - |
| Ratio of aggregate indebtedness to net capital | 3.12 | 3.12 | |

There were no noted differences between the audit and focus filed at December 31, 2012.

The accompanying notes are an integral part of these financial statements.

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

SIPC-7
(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065833 FINRA DEC
AVISEN SECURITIES INC 20*21
3620 AMERICAN RIVER DR STE 145
SACRAMENTO CA 95864-5985

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WAYNE ROBELLO 916-480-2747

2. A. General Assessment (item 2e from page 2) $ 3,678

B. Less payment made with SIPC-6 filed (exclude interest) ( 1,938 )

Date Paid ______

C. Less prior overpayment applied ( 0 )

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,740

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,740

H. Overpayment carried forward $( ______ )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

AVISEN SECURITIES, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 12 day of Feb, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 1,882,697 |
| **2b. Additions:** | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | 0 |
| (2) Net loss from principal transactions in securities in trading accounts. | 0 |
| (3) Net loss from principal transactions in commodities in trading accounts. | 0 |
| (4) Interest and dividend expense deducted in determining item 2a. | 0 |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | 0 |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | 0 |
| (7) Net loss from securities in investment accounts. | 0 |
| Total additions | 0 |
| **2c. Deductions:** | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 204,462 |
| (2) Revenues from commodity transactions. | — |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 90,772 |
| (4) Reimbursements for postage in connection with proxy solicitation. | — |
| (5) Net gain from securities in investment accounts. | — |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | — |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | — |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Lease Termination Fee, Consulting Fees, Int. Income (Deductions in excess of $100,000 require documentation) | 116,119 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0 | |
| Enter the greater of line (i) or (ii) | 0 |
| Total deductions | 411,353 |
| 2d. SIPC Net Operating Revenues | $ 1,471,344 |
| 2e. General Assessment @ .0025 | $ 3,678 |

(to page 1, line 2.A.)

**BRIAN W. ANSON**
*Certified Public Accountant*
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Directors
Avisen Securities, Inc.
Sacramento, California

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Scheduled of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2012, which were agreed to by Avisen Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Avisen Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Avisen Securities, Inc.'s management is responsible for the Avisen Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2012, as applicable with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as clearing firms records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 13, 2013

**BRIAN W. ANSON**
*Certified Public Accountant*
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5**

Board of Directors,
Avisen Securities, Inc.
Sacramento, California

In planning and performing my audit of the financial statements of Avisen Securities, Inc. for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure. Accordingly, I do not express an opinion effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of such practices and procedures followed by Avisen Securities, Inc. including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 13, 2013